AMENDMENT TO INVESTMENT SUBADVISORY AGREEMENT

THOMPSON, SIEGEL & WALMSLEY LLC

THIS AMENDMENT is made as of August 30, 2024, to the Sub-Advisory Agreement dated as of January 23, 2023 (the “Agreement”) between Transamerica Asset Management, Inc. and Thompson, Siegel & Walmsley LLC.

In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A. Schedule A to the Agreement is hereby deleted entirely and replaced as follows:

Schedule A

FUNDS	INVESTMENT SUB-ADVISORY FEE*
Transamerica Emerging Markets Equity**	0.40% of the first $250 million; and 0.33% over $250 million
Transamerica International Equity***	0.30% of assets up to $1 billion; 0.28% over $1 billion up to $2 billion; and 0.265% over $2 billion
Transamerica International Small Cap Value**	0.475% of the first $300 million; 0.45% over $300 million up to $750 million; and 0.40% over $750 million
Transamerica Mid Cap Value Opportunities****	0.275% of the first $750 million; 0.27% over $750 million up to $1.5 billion; 0.265% over $1.5 billion up to $2 billion; and 0.26% over $2 billion
Transamerica Multi-Asset Income**	0.21% of the first $1 billion; 0.185% over $1 billion up to $2 billion; and 0.17% over $2 billion
Transamerica Small/Mid Cap Value****	0.275% of the first $750 million; 0.27% over $750 million up to $1.5 billion; 0.265% over $1.5 billion up to $2 billion; and 0.26% over $2 billion

* As a percentage of average daily net assets on an annual basis.

** Effective August 30, 2024, TSW agreed to voluntarily waive a portion of its sub-advisory fee (as a percentage of net assets) when the aggregate average daily net assets of Transamerica Emerging Markets Equity, Transamerica International Small Cap Value and Transamerica Multi-Asset Income exceed a specified level. This waiver is voluntary and may be discontinued by TSW upon obtaining consent from TAM.

*** The average daily net assets for purpose of calculating sub-advisory fees will be based on the aggregate average daily net assets of Transamerica International Equity, a series of Transamerica Funds, and Transamerica TSW International Equity VP, a series of Transamerica Series Trust.

**** The average daily net assets for the purpose of calculating sub-advisory fees will be based on the aggregate average daily net assets of Transamerica Mid Cap Value Opportunities and the portion of the assets of Transamerica Small/Mid Cap Value that is sub-advised by TSW, each a series of Transamerica Funds, and Transamerica TSW Mid Cap Value Opportunities VP and the portion of assets of Transamerica Small/Mid Cap Value VP that is sub-advised by TSW, each a series of Transamerica Series Trust. Effective May 1, 2024, TSW agreed to voluntarily waive a portion of its sub-advisory fee (as a percentage of net assets) when the assets of these funds and portfolios, in the aggregate, exceed a specified level. This waiver is voluntary and may be discontinued by TSW upon obtaining consent from TAM.

The parties hereto have caused this Agreement to be executed by their duly authorized signatories as of the date and year first above written.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President

THOMPSON, SIEGEL & WALMSLEY LLC

By:	/s/ Joseph M. VanCaster
Name:	Joseph M. VanCaster, CPA
Title:	Chief Financial Officer